Tom Mangas

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

June 16, 2015	T 203 351 2517 F 203 351 2519

E    tom.mangas@starwoodhotels.com

One Starpoint

Stamford, CT 06902

United States

Jaime G. John

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Jorge L. Bonilla

Senior Staff Accountant

Re:	Starwood Hotels & Resorts Worldwide, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 25, 2015 File No. 001-07959

Dear Ms. John and Mr. Bonilla:

We refer to the letter dated June 2, 2015 from Jaime G. John, Branch Chief, and Jorge L. Bonilla, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Thomas B. Mangas (the “Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), filed by Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (“Starwood” or the “Company”). We are following up with this letter, which contains our responses to the Staff’s comments contained in the Letter. For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-25

Comment:

1.	We note your response to comment 2. We continue to evaluate your response.

Response:

We acknowledge the Staff’s comment.

Comment:

2.	We note your response to comment 3. As previously requested, please clearly explain to us whether you plan to use offshore cash for domestic cash needs in the future.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

June 16, 2015

Page 2.

Response:

As of December 31, 2014 and our most recent interim reporting period, we do not plan to use offshore cash for domestic cash needs in the future. We have sufficient sources of cash in the U.S. to fund domestic operating and corporate objectives. These sources include positive free U.S. cash flow projected for the foreseeable future and a $1.75 billion credit facility and commercial paper program as additional support for U.S. cash needs. In addition, we continue selling domestic real estate, and recently realized approximately $400 million of U.S. cash from the sale of a domestic hotel.

Pursuant to ASC 740, at each reporting period, we assess our position with regard to undistributed foreign earnings of our subsidiaries. If circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be remitted in the foreseeable future but income taxes have not been recognized, we will accrue the tax impact attributable to that remittance. While we continue to assert that our undistributed cumulative foreign earnings are indefinitely reinvested outside of the U.S., it is possible that changes in circumstances, as was uniquely the case at the end of 2014, may lead to a change in the reinvestment assertion without calling into question future assertions regarding our intent and ability to reinvest indefinitely.

Comment:

3.

We note your response to comments 3 and 4. Please explain to us with more specificity the nature of, and the events that led to, the internal restructuring and a change in your indefinite reinvestment assertion. In this regard, provide additional details regarding the entities that were involved in the restructuring, management’s reasons for executing the restructuring and an explanation of how the restructuring led to a portion of your foreign cash becoming available on a one-time basis.

Response:

We have a Luxembourg holding company, Starwood International Holding Sarl (“Luxembourg Holding Company”), which owns most of our non-U.S. real estate legal entities. On an as needed basis, we review our population of non-U.S. entities that are not currently under Luxembourg Holding Company to determine if entities should be reorganized to align with our business and commercial initiatives. This ongoing legal entity simplification and rationalization exercise could result in the winding up of inactive entities, elimination of minimally active companies through merger or transfer of common operational activities, alignment of legal entities to enable tax consolidation, and the reduction of associated internal and external expenses.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

June 16, 2015

Page 3.

Specifically in the fourth quarter of 2014, we obtained all necessary internal and external commitments and approvals for (1) Luxembourg Holding Company to acquire 100% of the stock of Sheraton Hotels (UK) Plc (“UK Subsidiaries”) from its sole shareholder, SII Real Estate Holdings, Inc., a U.S. entity; and (2) Luxembourg Holding Company to distribute its foreign cash to the U.S. These transactions were a result of the legal entity rationalization review discussed above, and ensured the UK Subsidiaries that hold hotel management agreements are under the oversight of our European senior management team. See page F-27 of the Form 10-K for disclosure related to this transaction.

Under U.S. tax law, a sale of the UK Subsidiaries to the Luxembourg Holding Company is generally recast as a dividend from the Luxembourg Holding Company first and then from the UK Subsidiaries. The taxable portion of a foreign dividend includes a gross-up for the foreign taxes paid, which are then allowed as a credit against the U.S. tax liability.

Since all necessary internal and external commitments and approvals for the restructuring were obtained during the fourth quarter of 2014, we accrued the tax related to the gross excess of book over tax basis and the associated foreign tax credits for a net tax benefit of $25 million. This tax benefit represents a partial reversal of the book-tax basis difference in the Luxembourg Holding Company as well as the UK Subsidiaries. Prior to the restructuring, our intention and plan was to deploy the cash offshore for uses discussed in our response to comment 3 in your original letter.

Ms. Jaime G. John

Mr. Jorge L. Bonilla

Securities and Exchange Commission

June 16, 2015

Page 4.

In connection with this response, we acknowledge we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please call me at (203)-351-2517 or Alan Schnaid, Senior Vice President and Corporate Controller, at (480)-905-4610. Facsimile transmissions may be sent to either of us at either (203)-351-2519 or (480)-905-4820.

Very truly yours,
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

By:	/s/Thomas B. Mangas
Thomas B. Mangas
Executive Vice President & Chief Financial Officer